Filed with the Securities and Exchange Commission on November 4, 2004. Registration No.

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM 10-SB

General Form for Registrants of Securities of Small Business Issuers Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                        IRON STAR DEVELOPMENT, INC.
               (Name of Small business Issuer in its charter)

                                    UTAH
       State or other jurisdiction of Incorporation or organization.

                                 87-0427336
                     I.R.S. Employer Identification No.

175 South Main Street, No. 1212
     Salt Lake City, Utah                                          84111
(Address of principal executive offices)                         (Zip code)

                  Issuer's telephone number: (801)532-6200

Securities to be registered under Section 12 (b) of the Act:

Title of each security            Name of each exchange on which
to be registered:                 Each class is to be registered:
 N/A                               N/A

        Securities to be registered under Section 12 (g) of the Act:
                Common Stock, par value of $.001 per share.
                              (Title of class)



                        IRON STAR DEVELOPMENT, INC.
                                 FORM 10-SB
                             TABLE OF CONTENTS
                                                                       PAGE
                                                                       ----
                                   PART I

ITEM 1.   Description of the Business. . . . . . . . . . . . . . . . . .3

ITEM 2.   Management's Discussion and Analysis of
          Plan of Operation. . . . . . . . . . . . . . . . . . . . . . .6

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . . . . 10

ITEM 4.   Security Ownership of Certain Beneficial Owners
          and Managers . . . . . . . . . . . . . . . . . . . . . . . . 10

ITEM 5.   Directors, Executive Officers, Promoters,
          And Control Persons. . . . . . . . . . . . . . . . . . . . . 11

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . 12

ITEM 7.   Certain Relationships and Related Transactions . . . . . . . 12

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . . . . 12

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant's
          Common Equity and Other Shareholder Matters. . . . . . . . . 13

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . 14

ITEM 3.   Changes in and Disagreements with Accountants. . . . . . . . 14

ITEM 4.   Recent sales of unregistered securities. . . . . . . . . . . 14

ITEM 5.   Indemnification of Directors and Officers. . . . . . . . . . 14

                                  PART F/S
Financial statements . . . . . . . . . . . . . . . . . . . . . . . . . 14

                                  PART III
ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . 36

ITEM 2.   Description of exhibits. . . . . . . . . . . . . . . . . . . 36

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37

                                   PART I

Item 1. Business Development

     Iron Star Development, Inc. (the "Company", "we", "us", "our", and "ourselves") was organized on October 18, 1985, under the laws of the State of Utah, having the purpose of any lawful business. In approximately March 1987 the Company sold 10,000,000 shares of its common stock at $.02 per share in an offering filed with the U.S. Securities and Exchange Commission on Form S-18. We realized net proceeds of approximately $160,000. We invested in mineral operations in Nevada. This venture was unsuccessful.

     We intend to pursue other opportunities. Once the we become a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, ("Exchange Act") we intend to seek potential business opportunities with the intent to acquire or merge with such business. We are considered a development stage company and by some we are considered a "shell" corporation in that we have virtually no assets and no significant business operations. As of December 31, 2003, we had no assets and current liabilities of $100.

     If we acquire or merge with an operating business, it is likely that our current shareholders will experience substantial dilution and there will be a change in control.

     We voluntarily filed the registration statement on Form 10-SB to make information concerning ourselves more readily available to the public and to become eligible for listing on the OTCEBB sponsored by the National Association of Securities Dealers, Inc. Management further believes that being a reporting company under the Exchange Act will enhance our efforts to acquire or merge with an operating business.

     In filing this registration statement we will be obligated to file certain interim and periodic reports including an annual report with audited financial statements.

     Any company that is merged into or acquired by us will become subject to the same reporting requirements as we. Thus, if we successfully complete an acquisition or merger, that company must have audited financial statements for at least the two most recent fiscal years, or if the company has been in business for less than two years, audited financial statements must be available from inception. This requirement limits our possible acquisitions or merger opportunities because private companies either do not have audited financial statements or are unable to produce audited statements without long delay and substantial expense.

     Our principal offices are located at the office of our president at 175 South Main Street, Number 1212, Salt Lake City, Utah 84111 and our telephone number is (801)532-6200.

Our Business

     We have no recent operating history. No representation is made, and none is intended, that we have the ability to carry on future business activities successfully. Further, there is no assurance that we will have the opportunity to merge with or acquire an operating business, a business opportunity, or assets that will be of material value to us.

     Management intends to investigate, research and, if it is deemed to be advisable, acquire or merge with one or more businesses or business opportunities. Presently we have no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature or type of any possible future acquisition or merger. Management has broad discretion in its search for and negotiation with any potential business or business opportunity.

Sources

     Management intends to use various sources and resources in the search for potential business opportunities including, but not limited to, our officers and directors, members of the financial community, and consultants. We presently have no intention of hiring a consultant or consultants but we reserve the right to do so if deemed advisable. Because of the our lack of resources, we will be unable to retain for a fee any professional firms specializing in business acquisitions and reorganizations. Most likely we will have to rely on outside sources, not otherwise associated with us, that will accept compensation only upon a successful acquisition or merger.

     We will not limit its search to any specific industry or type of business. We may investigate and acquire a venture that is in its preliminary or development stage, is already in operation, or at any stage of its corporate existence or development. Management is unable to determine the status or nature of any venture in which we may participate. A potential venture may need additional capital or equity or may merely desire to have its shares publicly traded. Mostly likely the acquisition or merger would involve an operating business desiring to have a public trading market for its shares. Management believes that we could provide such an opportunity for a private operating business to become a publicly held corporation without the time and expense typically associated with an initial public offering.

Process of Evaluation

     Once a possible merger or acquisition has been identified, management will seek to determine if a merger or acquisition should be made or if additional investigation is needed. This determination will be based on management's knowledge and experience in evaluating the preliminary information available. Management may also engage others to assist in the analysis of the business opportunities. Because of our lack of resources, it is unlikely we will have funds for a complete and exhaustive investigation and evaluation. It is unlikely that we will receive a fairness opinion regarding any business opportunities.

     In the evaluation consideration will be given to several factors including but not limited to potential benefits, working capital requirements, operating history, competition present and anticipated, future growth prospects, stage of development or exploration, future funding requirements, management, profit potential and other factors deemed relevant to the specific circumstances.

     All potential risks cannot be identified because we have not yet identified any specific business opportunity. No assurance can be given that following an acquisition or merger that the venture will be successful or even develop into a going concern or if the business is already operating, that it will continue operating successfully or at a profit. Many potential business opportunities involve new and untested products, processes or market strategies which may fail.

Potential Acquisition or Merger Structure

     We are unable to determine the manner in which we may participate or be a part of a business opportunity. Each opportunity will be reviewed, and based upon that review, a suitable legal structure or method of acquisition or merger will be determined. The manner in which we may participate will depend upon the nature of that opportunity, the respective needs, objectives, and goals of each party and the relative negotiating strength. Participation in a business opportunity may take the form of an asset purchase, stock purchase, reorganization, merger or consolidation, joint venture, license agreement, or partnership. We do not intend to participate in business opportunities through the purchase of minority stock positions. We may act directly or indirectly through an interest in a partnership, corporation or other form of business organization.

     With limited assets and no recent operating history it is anticipated that if we successfully enter into a transaction with an operating business opportunity existing shareholders will experience substantial dilution and a probable change in control. Most likely, the owners of the business opportunity will acquire control in the transaction. Management has not set any guideline as to the amount of control it would offer to prospective business opportunities. Management will attempt to negotiate the best possible agreement for our benefit and our shareholders.

Government Regulation

     Our business activities are subject to general governmental regulations.

Competition

     We face competition from numerous other companies that are seeking an acquisition and a business opportunity. Some of these companies have significant liquid assets which may provide a competitive advantage to those companies. No assurance can be given that we will successfully find a suitable acquisition.

Facilities, Equipment and Employees

  Our offices are located at the office of our president in Salt Lake City, Utah. We have no employees.

  We believe inflation has little impact on our business affairs.

Item 2.  Management's Discussion and Analysis of Plan of Operation

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THE FORM 10-SB.

  We are a development stage company as we have limited assets, operations and income. The costs and expenses of filing this registration statement will be paid by a Company officer. It is believed that only limited capital will be required to maintain our operations and any funds needed in the immediate future will be provided by one of our officers and directors. Nevertheless, unless we are able to accomplish an acquisition or merger with an operating business or we are able to obtain significant financing there is substantial doubt and concern about our ability to continue as a going concern.

     Management believes that inflation has not and will not have a material effect on our operations. When we accomplish a merger or acquisition, management will evaluate the possible effects of inflation on operations and our business.

Plan of Operation

     During the next year we will investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. Generally management will follow the procedures discussed in
Item 1 above. Because we have no funds, it may be necessary for the officers and directors to advance funds or accrue expenses until a future time. For the next twelve months one of our officers will provide the funds needed for an audit and to pay any necessary fees or taxes. Management intends to operate on limited funds. If we determine to employ outside advisers or consultants in our search for business opportunities, we may have to attempt to raise additional funds. As of this date we have no plans to engage outside advisers or consultants or to attempt to raise additional capital. If we seek to raise capital, most likely we would attempt a private placement of our securities. Because of our current status, a public sale of securities, or borrowing from conventional sources is unlikely. No assurance can be given that we will be able to obtain any funding if it is determined funding is needed or that such funding could be obtained on terms acceptable to us. As of December 31, 2003, we have no current assets and we had current liabilities of $830.

     For the three month period ended June 30, 2004, there were no revenues and expenses. For the six month period ended June 30, 2004, we had no revenues and no expenses. For the year ended December 31, 2003, we had no revenues and we had expenses of $110 causing a net loss of $110. For the year ended December 31, 2002, we had no revenues and had expenses of $720 resulting in a net loss of $720.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 142 which provides that any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the Company's financial statements. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its results of operations and financial position upon adoption.

     SFAS No. 144 establishes a single accounting model for the impairment of disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 became effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on the Company's financial statements.

     In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

     In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

     In October 2002, the FASB issued Statement No. 147, "Acquisition of Certain Financial Institutions - an amendment of FASB Statements Nos. 72 and 144 and FASB Interpretation No. 9", which removes acquisition of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that these transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible asset of financial institutions such as depositor - and borrower-relationship in tangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used.

     In November 2002, the FASB issued "Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires us to recognize at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements effective for the year ending December 31, 1002, expand the disclosures required by a guarantor about its obligations under a guarantee. The adoption of the disclosure requirements of this statement did not impact our financial position, results of operations or cash flows.

     In December 2002, The FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FAS 123."
SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The adoption of the interim disclosure provisions of SFAS No. 148 did not have any impact of the Company's financial position, results of operations, or cash flows.

     In January 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF Issue No. 00-21 is effecivet for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, or entities may elect to report the change in accounting as a cumulative-effect adjustment. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial statements.

     In January 2003, the FASB issued Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. FIN No. 46 is effective for reporting periods ending after December 15, 2003. The adoption of FIN No. 46 did not have any impact on the Company's consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 will not have an impact on the Company's consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity by now requiring those instruments to be reported as liabilities. SFAS No. 150 requires disclosure relating to the terms of those instruments and settlement alternatives. SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial statements.

     In December 2003, the SEC issued SAB No. 104 which revises or rescinds portion of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. It also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of SAB No. 104 in December 2003 did not have any impact on the Company's financial position, results of operation, or cash flows.

Inflation

     In the opinion of management, inflation has not had a material effect on our operations.

Year 2000 Issues

     Because of the limited nature of operations, the Year 2000 issues did not affect us. We have not incurred any expenses nor do we need to incur any expense to make our operational capability in compliance with any Year 2000 issues.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. We wish to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: our ability to maintain a sufficient customer base to have sufficient revenues to fund and maintain operations, our ability to meet cash and working capital needs, and to have sufficient revenues to continue operations.

Item 3. Description of Property

     This information required by this Item 3, Description of Property as set forth in Item 1 - Description of Business, of this Form 10 SB.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the our knowledge, as of June 30, 2004, with respect to each person known to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.

Name and Address                   Amount and Nature of     Percent
of Beneficial Owner                Beneficial Ownership     Of Class(1)

Wallace Boyack                             165,541              54
175 South Main Street, No. 1212
Salt Lake City, Utah 84111

     All Executive Officers &              165,541              54
     Directors as a Group

     (1) Based on 306,568 shares of common stock outstanding as of June 30, 2004.

Item 5. Directors, Executive Officers, Promoters, and Control Persons

     Our executive officers and directors are as follows:

     Name, Age and Office
     --------------------
     Wallace Boyack, 62, Director, President, and Chief Financial Officer. 175 South Main Street, No. 1212, Salt Lake City, Utah 84111

     Thomas Harkness, 59, Director and Secretary.
     40 South 600 East, Salt Lake City, Utah 84102

     Jacki Bartholomew, 42, Director
     175 South Main Street, No. 1212, Salt Lake City, Utah 84111

     The following are biographical summaries of the experience of the officers and directors of the Company and control persons as of June 30, 2004.

     Wallace T. Boyack, graduated from the University of Utah College of Business receiving in 1966, a Bachelor's Degree in Accounting and a Master of Business Administration, and was graduated from Georgetown University Law Center in 1971, holding a Juris Doctorate. Since 1981, Mr. Boyack has been an attorney in private practice.

     Thomas L. Harkness, was graduated from the University of Utah receiving a bachelor's degree in accounting in 1968. Mr Harkness is licensed as a certified public accountant. Since 1981 Mr. Harkness has been engaged in private practice as an accountant.

     Jacki Bartholomew, graduated from the University of Phoenix in 1998 receiving a bachelor's degree in business management. For the past five years, Ms. Bartholomew has been employed as a product specialist and an account executive with companies providing software to the health care industry. Ms. Bartholomew also provides training and assistance to data processing personnel.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. We have an audit committee.

     None of our officers or directors has during the past five years, been involved in any events (such as petitions in bankruptcy, receivership or insolvency, criminal proceedings or proceedings relating to securities violations).

Officer Remuneration

     As of June 30, 2004, and presently we had and has no employment contracts with any officers or directors. No one was paid a salary and received compensation in any form of $60,000 or more in any year since operations began.

Officer and Director Compensation

     Our directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made as to the manner or type of future compensation.

Item 6. Executive Compensation

     We have not paid any compensation either as salary or benefits to any officer or director.

Item 7. Certain Relationships and Related Transactions.

     During year ended December 31, 2003, and the six month period ended June 30, 2004, we had no related transactions. Our president has provided funds for the audit and other corporate requirements.

Item 8. Description of Securities

     The following table sets forth our capitalization as of June 30, 2004.

                                                       PRESENT AMOUNT
TITLE OF CLASS                AMOUNT AUTHORIZED        OUTSTANDING
---------------------------------------------------------------------------
Common Stock                  40,000,000               306,568
(par value of $.001 per share)
---------------------------------------------------------------------------

                        DESCRIPTION OF COMMON STOCK

     We presently are authorized to issue up to 40,000,000 shares of stock, par value of $.001 per share. As of June 30, 2004, we had 306,568 of common stock issued and outstanding.

     All shares of stock, when issued, will be fully-paid and nonassessable. All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Restated Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Utah for a more complete description of the rights and liabilities of holders of common stock. Our common stock has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of our directors to be elected at a shareholders meeting if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors.

                                  Part II

Item 1. Market Price of Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Long ago under a registration on Form S-18 10,000,000 of our shares were registered with the Securities and Exchange Commission. These shares were sold to the public. In July 2004 our shares were subject to an 100 shares into one share reverse split. Our shares have never been listed on the National Association of Securities Dealers Electronic Bulletin Board or in the "Pink Sheets" published by the National Quotations Bureau. When the Company's Form 10 becomes effective and is comment free, we will attempt to be listed on the Electronic Bulletin Board or other listing medium. The application will consist of current corporate information, financial statements, and other documents as required by Rule 15c2-11 of the Exchange Act, and the NASD. It is anticipated that a listing on the OTC Electronic Bulletin Board will permit price quotations for our shares to be published by such service and any trades that may occur. Prior to the date hereof our shares have not traded for years. If and when our shares are listed, the share prices may be volatile and subject to broad price movements.

     Further, our shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

     Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, the rules require prior to the first transaction the delivery of a risk disclosure document relating to the penny stock market. A broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. These rules restrict the ability of broker-dealers to trade and/or maintain our common stock and affects the ability of shareholders to sell their shares.

     As of June 30, 2004, there were approximately 90 holders of record of the Company's common stock.

     In the future persons who may be deemed affiliates of the Company (as the term "affiliate"is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933. Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Any shares sold pursuant to Rule 144 may adversely affect the market price of our common stock. Sales under Rule 144 may adversely affect the market price for our shares in any market that may exist.

Dividend Policy

     We have not declared nor paid cash dividends nor made distributions in the past. We do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We currently intend to retain and invest any future earnings to finance operations.

Item 2. Legal Proceedings

     There are no legal proceedings pending against us.

Item 3. Changes in and disagreements with Accountants

     There have been no changes in or disagreements with accountants.

Item 4. Recent Sales of Unregistered Securities

  There have been no recent sales of unregistered securities.

Item 5. Indemnification of Directors and Officers

     As permitted under the statutes of the State of Utah and the Company's Restated Articles of Incorporation we have the obligation to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative unless it is determined that such director or officer is liable to us or was negligent was liable for negligence or misconduct in the performance of his duty.

Transfer Agent

     Our Transfer Agent is Atlas Stock Transfer, 5899 South State Street, Salt Lake City, Utah 84106, telephone number 801-266-7151.

PART F/S

     Our financial statements for the fiscal years ended December 31, 2003 have been audited by Chisholm, Bierwolf, Nilson & Associates. Financial statements for the six month period ended June 30, 2004, which are unaudited are included.

                        Iron Star Development, Inc.
                            Financial Statements
                             December 31, 2003
                                    and
                             December 31, 2002



/Letterhead/





                        INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of
Iron Star Development, Inc.

We have audited the accompanying balance sheet of Iron Star Development, Inc.(a Utah Corporation) as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Star Development, Inc. at December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with the Standards of the Public Company Accounting Oversight Board (United States).

The accompanying financial statements have been prepared assuming that Iron Star Development, Inc., will continue as a going concern. As discussed in
Note 6 to the financial statements, Iron Star Development, Inc., has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Chisholm, Bierwolf & Nilson, LLC

Chisholm, Bierwolf & Nilson,LLC
Bountiful, Utah
August 26, 2004

                                     16

                        Iron Star Development, Inc.
                               Balance Sheet

                                                                 December
                                                                 31, 2003
                                                               ------------
                                   Assets
Total Assets                                                   $     -
                                                               ============

                    Liabilities and Stockholders' Equity

Current Liabilities
-------------------

  Accounts Payable                                             $        30
  Taxes Payable                                                        800
                                                               ------------
   Total Liabilities                                                   830

Stockholders' Equity
--------------------

  Common Stock 100,000,000 Shares
   Authorized at $.001 Par Value;
   306,568 Shares Issued and Outstanding,
   Retroactively Restated                                              307
  Additional Paid in Capital                                        (1,027)
  Accumulated Deficit since December 31, 2002 when
   a deficit of $260,718 was eliminated in
   connection with a quasi-reorganization                             (110)
                                                               ------------

   Total Stockholders' Equity                                         (830)
                                                               ------------

   Total Liabilities and Stockholders' Equity                  $     -
                                                               ============











 The accompanying notes are an integral part of these financial statements.

                                     17

                        Iron Star Development, Inc.
                          Statement of Operations


                                                 December 31,  December 31,
                                                     2003          2002
                                                 ------------  ------------
Revenue                                          $     -       $     -
-------                                          ------------  ------------

Expenses
--------

  General and Administrative                             110           720
                                                 ------------  ------------
   Total Expenses                                        110            720
                                                 ------------  ------------

   Income (Loss) From Operations                        (110)         (720)
                                                 ------------  ------------
   Income (Loss) Before Taxes                           (110)         (720)

   Taxes                                               -             -
                                                 ------------  ------------
   Net (Loss)                                    $      (110)  $      (720)
                                                 ============  ============

   Loss Per Common Share                         $     -       $     -
                                                 ============  ============
   Weighted Average Outstanding Shares
   Retroactively Restated                            306,568       306,568
                                                 ============  ============





 The accompanying notes are an integral part of these financial statements.

                                     18

                        Iron Star Development, Inc.
                     Statements of Stockholders' Equity
                  January 1, 2002 though December 31, 2003

                                      Common Stock     Paid In  Accumulated
                               Shares       Amount     Capital      Deficit
                           ----------   ----------  ----------   ----------

Balance,
  January 1, 2002            306,658  $       307  $  259,691  $  (259,998)

Net Loss Year Ended
  December 31, 2002             -            -           -            (720)
                           ----------   ----------  ----------   ----------
Quasi Reorganization
  Adjustments                   -            -       (260,718)     260,718

Balance,
  December 31, 2002          306,658          307      (1,027)        -

Net Loss Year Ended
  December 31, 2003             -            -           -            (110)
                           ----------   ----------  ----------   ----------
Balance,
  December 31, 2003          306,568    $     307   $  (1,027)   $    (110)
                           ==========   ==========  ==========   ==========



 The accompanying notes are an integral part of these financial statements.

                                     19

                        Iron Star Development, Inc.
                          Statement of Cash Flows

                                                 December 31,  December 31,
                                                     2003          2002
                                                 ------------  ------------
Cash Flows from Operating Activities
------------------------------------
 Net Loss                                        $      (110)  $      (720)
 Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
   Increase (Decrease) in Taxes Payable                  100           700
   Increase (Decrease) in Accounts Payable                10            20
                                                 ------------  ------------
   Net Cash Provided by
   Operating Activities                                -             -

Cash Flows from Investing Activities                   -             -
------------------------------------             ------------  ------------

   Net Cash Provided by
   Investing Activities                                -             -

Cash Flows from Financing Activities                   -             -
------------------------------------             ------------  ------------

   Net Cash Provided by
   Financing Activities                                -             -
                                                ------------   ------------

   Net Increase (Decrease) In Cash                     -             -

   Cash, Beginning of Period                           -             -
                                                ------------   ------------

   Cash, End of Period                           $     -       $     -
                                                 ============  ============
Supplemental Cash Flow Information
----------------------------------

  Interest                                       $     -       $     -
  Income Taxes                                         -             -




 The accompanying notes are an integral part of these financial statements.

                                     20

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                             December 31, 2003

NOTE 1 - CORPORATE HISTORY
--------------------------

Iron Star Development, Inc. (the "Company") was incorporated in Nevada on October 18, 1985, as Brittney Development, Inc., for the purpose of engaging in any legal activity the board of directors see appropriate.

The board of directors feel that the Company does not meet the criteria of a development stage company (as defined in SFAS 7 "Accounting and Reporting by Development Stage Enterprises") primarily because it is not currently producing or marketing a product or service. However, the Company is currently seeking a business opportunity to merge with or acquire, but to date has not located any such business opportunities. There is no assurance that the Company will be successful in finding any business opportunity to merge with or acquire.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Earnings (Loss) Per Share - The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 3 -INCOME TAXES
--------------------

The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in the fiscal year ended December 31, 2002 and has applied the provisions of the statement to the current year which resulted in no significant adjustment.

Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.



                                     21

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                             December 31, 2003

NOTE 3 -INCOME TAXES -continued-
--------------------

Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes.
There were no temporary differences at December 31, 2002 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

The Company has cumulative net operating loss carryforwards of approximately $100 at December 31, 2003. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at December 31, 2003 have been offset by valuation reserves in the same amount. The net operating losses begin to expire in 2023.

NOTE 4 - QUASI-REORGANIZATION
-----------------------------

The Board of Directors determined that it would be in the best interest of the Company to implement a quasi-reorganization effective December 31, 2002. The effect of this transaction is that $260,718 of accumulated deficit was charged to additional paid-in capital. The quasi-reorganization adjustment will have no effect on the Company's cash flow or tax basis but result in a balance sheet that better reflects the financial position of the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

During the year, the president of the Company has paid $30 of operating expenses in behalf of the Company. The Company intends on repaying the President when funds are available to do so.

NOTE 6 - GOING CONCERN
----------------------

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Currently, the Company has no cash or other material assets, nor does it have an established source of revenues sufficient to cover any anticipated operating costs to allow it to continue as a going concern. It is the intent of the Company to find additional capital funding and/or a profitable business venture to acquire or merge.



                                     22

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                             December 31, 2003

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS
-----------------------------------------

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the Company's consolidated financial statements. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its results of operations and financial position upon adoption.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on the Company's financial statements.

In April 2002, the FASB issued Statement No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with


                                     23

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                             December 31, 2002

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS -continued-
-----------------------------------------

early application encouraged. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In October 2002, the FASB issued Statement No. 147, "Acquisition of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisition of financial institutions from ths scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible asset of financial institutions such as depositor - and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used.

In November 2002, the FASB issued "Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires us to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements effective for the year ending December 31, 2002 expand the disclosures required by a guarantor about its obligations under a guarantee. The adoption of the disclosure requirements of this statement did not impact our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure an amendment of FAS 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The adoption of the interim disclosure provisions of SFAS No. 148 did not have any impact on the Company's financial position, results of operations or cash flows.


                                     24

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                             December 31, 2002

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS -continued-
-----------------------------------------

In January 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, or entities may elect to report the change in accounting as a cumulative-effect adjustment. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. FIN No. 46 is effective for reporting periods ending after December 15, 2003. The adoption of FIN No. 46 did not have any impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 will not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity by now requiring those instruments to be reported as liabilities. SFAS No. 150 also requires disclosure relating to the terms of those instruments and settlement alternatives. SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial statements.


                                     25

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                             December 31, 2002

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS -continued-
-----------------------------------------

In December 2003, the SEC issued SAB No. 104. SAB No. 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. It also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of SAB No. 104 in December 2003 did not have any impact on the Company's financial position, results of operations or cash flows.

NOTE 8 - SUBSEQUENT EVENTS
--------------------------

On July 7, 2004, the Company elected to undergo a reverse stock split on the basis of one hundred shares into one share of the Company's common stock. Because the split occurred subsequent to the balance sheet date but prior to the date of issuance they should be reflected in the financial statements as if they had occurred as of the balance sheet date.



                                     26












                        Iron Star Development, Inc.
                            Financial Statements
                               June 30, 2004
                                    and
                             December 31, 2003



                        Iron Star Development, Inc.
                               Balance Sheet

                                                                    June
                                                                 30, 2004
                                                               ------------
                                   Assets
Total Assets                                                   $     -
------------                                                   ============

                    Liabilities and Stockholders' Equity

Current Liabilities
-------------------

  Accounts Payable                                             $        30
  Taxes Payable                                                        800
                                                               ------------
   Total Liabilities                                                   830

Stockholders' Equity
--------------------

  Common Stock 100,000,000 Shares
   Authorized at $.001 Par Value;
   306,568 Shares Issued and Outstanding,
   Retroactively Restated                                              307
  Additional Paid in Capital                                        (1,027)
  Accumulated Deficit since December 31, 2002 when
   a deficit of $260,718 was eliminated in
   connection with a quasi-reorganization                             (110)
                                                               ------------
   Total Stockholders' Equity                                         (830)
                                                               ------------
   Total Liabilities and Stockholders' Equity                  $     -
                                                               ============





 The accompanying notes are an integral part of these financial statements.

                                     28

                        Iron Star Development, Inc.
                          Statement of Operations

                                For the Three             For the Six
                                 Months Ended            Months Ended
                                  June 30,                 June 30,
                             2004         2003        2004         2003
                          -----------  ----------- -----------  -----------
Revenue                   $    -       $    -      $    -       $    -
-------                   -----------  ----------- -----------  -----------

Expenses
--------

 General and
  Administrative               -            -           -            -
                          -----------  ----------- -----------  -----------
  Total Expenses               -            -           -            -
                          -----------  ----------- -----------  -----------
  Income (Loss) From
  Operations                   -            -           -            -
                          -----------  ----------- -----------  -----------

  Income (Loss) Before
  Taxes                        -            -           -            -

  Taxes                        -            -           -            -
                          -----------  ----------- -----------  -----------

  Net (Loss)              $    -       $    -      $    -       $    -
                          ===========  =========== ===========  ===========

  Loss Per Common Share   $    -       $    -      $    -       $    -
                          ===========  =========== ===========  ===========
  Weighted Average
  Outstanding Shares
  Retroactively Restated     306,568      306,568     306,568      306,568
                          ===========  =========== ===========  ===========




 The accompanying notes are an integral part of these financial statements.

                                     29

                        Iron Star Development, Inc.
                          Statement of Cash Flows

                                                               For the Six
                                                              Months Ended
                                                                June 30,
                                                            2004          2003
                                                        ------------  ------------
Cash Flows from Operating Activities
------------------------------------

 Net Loss                                               $     -       $     -
 Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
   Increase (Decrease) in Accounts Payable                    -             -
                                                        ------------  ------------
   Net Cash Provided by
   Operating Activities                                       -             -

Cash Flows from Investing Activities                          -             -
------------------------------------                    ------------  ------------

   Net Cash Provided by
   Investing Activities                                       -             -

Cash Flows from Financing Activities                          -             -
------------------------------------                    ------------  ------------

   Net Cash Provided by
   Financing Activities                                       -             -
                                                        ------------  ------------

   Net Increase (Decrease) In Cash                            -             -

   Cash, Beginning of Period                                  -             -
                                                        ------------  ------------
   Cash, End of Period                                  $     -       $     -
                                                        ============  ============

Supplemental Cash Flow Information
----------------------------------

  Interest                                              $     -       $     -
  Income Taxes                                                -             -


 The accompanying notes are an integral part of these financial statements.

                                     30

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                               June 30, 2004

NOTE 1 - CORPORATE HISTORY
--------------------------

Iron Star Development, Inc. (the "Company") was incorporated in Nevada on October 18, 1985, as Brittney Development, Inc., for the purpose of engaging in any legal activity the board of directors see appropriate.

The board of directors feel that the Company does not meet the criteria of a development stage company (as defined in SFAS 7 "Accounting and Reporting by Development Stage Enterprises") primarily because it is not currently producing or marketing a product or service. However, the Company is currently seeking a business opportunity to merge with or acquire, but to date has not located any such business opportunities. There is no assurance that the Company will be successful in finding any business opportunity to merge with or acquire.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Earnings (Loss) Per Share - The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 3 -INCOME TAXES
--------------------

The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in the fiscal year ended December 31, 2002 and has applied the provisions of the statement to the current year which resulted in no significant adjustment.

Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

                                     31

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                               June 30, 2004

NOTE 3 -INCOME TAXES -continued-
--------------------

Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes.
There were no temporary differences at December 31, 2003 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

The Company has cumulative net operating loss carryforwards of approximately $110 at December 31, 2003. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at December 31, 2003 have been offset by valuation reserves in the same amount. The net operating losses begin to expire in 2023.

NOTE 4 - QUASI-REORGANIZATION
-----------------------------

The Board of Directors determined that it would be in the best interest of the Company to implement a quasi-reorganization effective December 31, 2002. The effect of this transaction is that $260,718 of accumulated deficit was charged to additional paid-in capital. The quasi-reorganization adjustment will have no effect on the Company's cash flow or tax basis but result in a balance sheet that better reflects the financial position of the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

During 2002 and 2003, the president of the Company has paid $30 of operating expenses in behalf of the Company. The Company intends on repaying the President when funds are available to do so.

NOTE 6 - GOING CONCERN
----------------------

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Currently, the Company has no cash or other material assets, nor does it have an established source of revenues sufficient to cover any anticipated operating costs to allow it to continue as a going concern. It is the intent of the Company to find additional capital funding and/or a profitable business venture to acquire or merge.


                                     32

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                             December 31, 2003

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS
-----------------------------------------

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the Company's consolidated financial statements. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its results of operations and financial position upon adoption.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on the Company's financial statements.

In April 2002, the FASB issued Statement No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with

                                     33

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                               June 30, 2004

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS -continued-
-----------------------------------------

early application encouraged. The Company does not expect the adoption fo have a material impact to the Company's financial position or results of operations.

In October 2002, the FASB issued Statement No. 147, "Acquisition of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisition of financial institutions from ths scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible asset of financial institutions such as depositor - and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used.

In November 2002, the FASB issued "Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires us to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements effective for the year ending December 31, 2002 expand the disclosures required by a guarantor about its obligations under a guarantee. The adoption of the disclosure requirements of this statement did not impact our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure an amendment of FAS 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The adoption of the interim disclosure provisions of SFAS No. 148 did not have any impact on the Company's financial position, results of operations or cash flows.


                                     34

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                               June 30, 2004

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS -continued-
-----------------------------------------

In January 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, or entities may elect to report the change in accounting as a cumulative-effect adjustment. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. FIN No. 46 is effective for reporting periods ending after December 15, 2003. The adoption of FIN No. 46 did not have any impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 will not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity by now requiring those instruments to be reported as liabilities. SFAS No. 150 also requires disclosure relating to the terms of those instruments and settlement alternatives. SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial statements.

                                     35

                        Iron Star Development, Inc.
                     Notes to the Financial Statements
                               June 30, 2004

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS -continued-
-----------------------------------------

In December 2003, the SEC issued SAB No. 104. SAB No. 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. It also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of SAB No. 104 in December 2003 did not have any impact on the Company's financial position, results of operations or cash flows.

NOTE 8 - SUBSEQUENT EVENTS
--------------------------

On July 7, 2004, the Company elected to undergo a reverse stock split on the basis of one hundred shares into one share of the Company's common stock. Because the split occurred subsequent to the balance sheet date but prior to the date of issuance they should be reflected in the financial statements as if they had occurred as of the balance sheet date.


EXHIBITS

No.     Description
3(i)    Restated Articles of Incorporation -
 (ii)   Restated Bylaws -
        Ethics Policy
31      Certification
  (i)   Chief Executive Officer
  (ii)  Chief Financial Officer
32      Certification Pursuant to Sarbannes-Oxley
  (i)   Chief Executive Offier
  (ii)  Chief Financial Officer


                                     36

                                 Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   IRON STAR DEVELOPMENT, INC.


                                   Date: Novmeber 4, 2004


                                   By s/Wallace Boyack
                                   -------------------------------------
                                   Wallace Boyack, President and Chief
                                   Financial Officer













                                     37